UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form 12b-25

                        Commission File Number: 000-25509

                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  | | Form 10-Q
[ ] Form N-SAR   [ ] Form N-CSR


For Period Ended:  June 30, 2008

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
-------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  First Federal Bankshares, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 329 Pierce Street City, State and Zip Code: Sioux City, Iowa 51102

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or form N-CSR, or portion thereof,
|X| will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

     The delay in filing the Annual Report on Form 10-K was due to additional time neeeded by the registrant to assess potential investment securities impairment losses related to certain assets, including certain illiquid investment securities whose investment rating has recently been downgraded. Because of the uncertainty of filing the Form 10-K without the prior resolution of these issues, and the variability of the presentation depending of the resolution of these issues, the registrant concluded it was unable to complete the Form 10-K by the prescribed date, without unreasonable effort and expense. The registrant intends to file its Form 10-K for the year ended June 30, 2008 no later than October 14, 2008.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Moderski                    (712)                     277-0203
----------------------          ----------------         ------------------
(Name)                           (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes [ ] No


(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes |X| No | |


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For an explanation of the anticipated change in the results of operations for the period ended June 30, 2008, reference is made to the registrant's filing of Form 8-K on August 13, 2008.

                         First Federal Bankshares, Inc.
                         ------------------------------
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 29, 2008         By:      /s/ Barry E. Backhaus
                                           -------------------------------------
                                           Barry E. Backhaus
                                           President and Chief Executive Officer